Prologis, Inc. and Prologis, L.P. Pier 1, Bay 1 San Francisco, California 94111

September 26, 2016

Via EDGAR

Shannon Sobotka

Staff Accountant

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Prologis, Inc. and Prologis, L.P.

Form 10-K for the fiscal year ended December 31, 2015

Filed February 19, 2016

File No. 001-13545 and No. 001-14245

Dear Ms. Sobotka:

We are writing in response to your letter dated September 21, 2016, setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) on the Form 10-K of Prologis, Inc. and Prologis, L.P. (together, the “Company”) for the year ended December 31, 2015 filed with the Securities and Exchange Commission (the “SEC”) on February 19, 2016 (“Form 10-K”).  We have carefully considered the Staff’s comments and our responses are set forth below.  To facilitate the Staff’s review, we have reproduced the Staff’s comments in italicized text and added our response below.

Form 10-K for the year ended December 31, 2015

Funds From Operations, page 32

1.

We note your response to prior comment 4. In future filings, for a clearer disclosure, please label the non-GAAP measure as “Adjusted FFO” or “Modified FFO” attributable to common stockholders and unitholders or a similar caption.

In future filings, we will change the heading on page 33 entitled “FFO, as defined by Prologis attributable to common stockholders and unitholders (“FFO, as defined by Prologis”)” to “FFO, as modified by Prologis attributable to common stockholders and unitholders (“FFO as modified by Prologis”)” to clarify that it is modified.

Earning Release on Form 8-K filed July 19, 2016

Exhibits 99.1 and Exhibit 99.2

2.

We note that your earning release appears to focus on key non-GAAP financial measures and not GAAP financial measures. Please tell us how you considered the guidance in question 102.10 of CD&I related to Non-GAAP Financial Measures issued on May 17, 2016.

We reviewed Question 102.10 of C&DI prior to issuing our second quarter release and made certain changes to our second quarter earnings release as a result. We believe that our earnings release is in compliance with this guidance and that we are not disclosing non-GAAP financial measures with more prominence than the most comparable GAAP measures, however we will make a change to future earnings releases as described below.

In our earnings release, under the caption “Highlights,” we include the key activity for the quarter, which generally includes the operating performance of our properties as well as capital and debt activity. We believe that same store NOI is not only a non-GAAP financial measure, but also is an operating metric and is best used when disclosed with our other operating metrics, such as occupancy rates, rental rate changes and leasing activity, similar to many other real estate companies. We understand that same store NOI is a non-GAAP financial measure and therefore we disclose the most directly comparable GAAP measure, net earnings, which is impacted by our same store results, in the first sentence of the press release. In future releases, we will also highlight net earnings again under the caption “Highlights”.

The press release is furnished in conjunction with our supplemental report, which provides various additional information and includes reconciliations of all of our non-GAAP measures to our financial statements.

3.

We note your presentation of “same store NOI- GAAP” percentage increase on page 5 of Exhibit 99.1. Note that same store NOI, by its nature, is a non-GAAP measure. As such, please remove the word “GAAP” from the label associated with this measure in future filings.

In future filings, we will remove the word “GAAP” from the label of our same store NOI measure.

*****

In addition, we acknowledge that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 733-9405 if you have any questions or require additional information.

Sincerely,

/s/ Thomas S. Olinger
Thomas S. Olinger
Chief Financial Officer